VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

TAHOE RESOURCES INC.
(the “Company”)

The Company reports that the following matters were voted upon by the shareholders of the Company at the annual meeting of the Company held on May 8, 2013:

1.

The eight nominees set forth in the Company’s management information circular dated March 11, 2013 were elected as directors of the Company by a vote cast by ballot. The Company’s shareholders present in person or represented by proxy at the meeting voted as follows:

Nominees	Votes For		Votes Withheld
	Number	%	Number	%
A. Dan Rovig	123,161,131	99.99%	12,173	0.01%
C. Kevin McArthur	123,161,837	99.99%	11,467	0.01%
Lorne B. Anderson	122,584,997	99.52%	588,307	0.48%
Paul B. Sweeney	122,583,347	99.52%	589,957	0.48%
James S. Voorhees	123,161,231	99.99%	12,073	0.01%
Kenneth F. Williamson	122,585,367	99.52%	587,937	0.48%
Tanya M. Jakusconek	123,161,001	99.99%	12,303	0.01%
John P. Bell	123,161,001	99.99%	12,303	0.01%

2.	Deloitte LLP, charters Accountants, was appointed as auditor of the Company.

3.	Amendments to the Share Option and Incentive Share Plan were approved as follows:

“BE IT RESOLVED THAT:

	1.	the amended and restated share option and incentive share plan, as attached as Appendix C to the Company’s Information Circular dated March 7, 2013, be and hereby is approved; and

2.

any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”